SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|          Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|          No |X|

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

        This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statement File No. 333-116232

PRANA BIOTECHNOLOGY LTD

6-K Items

1.	Prana’s Founding Scientist To Present At Banc Of America Specialty Pharmaceuticals Conference: New Products, New Paradigms

2.	Prana Biotechnology Presents At The 9th International Conference On Alzheimer’s Disease

3.	Notice of Change of Interest of substantial holder

Item 1

Prana’s Founding Scientist to Present at Banc of America
Specialty Pharmaceuticals Conference: New Products, New Paradigms

Melbourne, Australia – July 26, 2004: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) today announced that its founding scientist Dr. Ashley Bush, of Harvard Medical School, will present at the Banc of America Specialty Pharmaceuticals Conference: New Products, New Paradigms, July 29-30, 2004 in Southampton, New York. Dr. Bush’s presentation will be given Friday, July 30th at 11:00 am ET.

Founding scientists Drs. Rudolph Tanzi and Ashley Bush’s theories concerning the interaction between metals and the protein beta-amyloid in the brain are the basis of Prana’s treatments for Alzheimer’s and other neurodegenerative diseases.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital at Harvard Medical School discovered Prana’s technology.

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

For further information, please visit our web site at www.pranabio.com.

Contacts:
Company	Media	Investor
Geoffrey Kempler	Ivette Almeida	Rachel Levine
Prana Biotechnology Ltd.	The Anne McBride Company	The Anne McBride Company
61-3-9349-4906	212-983-1702 ext. 209	212-983-1702 ext. 207

Item 2

FOR IMMEDIATE RELEASE

PRANA BIOTECHNOLOGY PRESENTS AT THE 9th INTERNATIONAL
CONFERENCE ON ALZHEIMER’S DISEASE

Co-founding scientist to discuss new data on the interaction of cholesterol with beta-amyloid and brain metals

Philadelphia, PA — July 19, 2004 — Dr. Ashley Bush, chief scientific consultant and co-founder of Prana Biotechnology Limited (NASDAQ: PRAN; ASX: PBT) is scheduled to present a lecture tonight at the 9th International Conference on Alzheimer’s Disease and Related Disorders (ICAD), a specialist international symposium in Philadelphia at the Pennsylvania Convention Center, Ballroom A/B. The event will commence at 5:30 PM.

Dr. Bush intends to present a lecture entitled “Clioquinol and the Metal-Protein Attenuating Compounds (MPACs*) in the treatment of Alzheimer’s disease” at a session devoted to the development of therapeutic strategies. Based on the hypothesis that beta amyloid is a key player in the onset and progression of Alzheimer’s disease, Prana maintains that it is the inappropriate interaction of beta amyloid with brain metals copper and zinc that leads to the progression associated with the disease. As part of his remarks, Dr. Bush intends to discuss how clioquinol detects amyloid pathology in brain tissue and how the drug arrives at the appropriate biochemical target in living transgenic mice and in post-mortem tissue from patients with Alzheimer’s disease.

Dr. Bush and his co-workers at the University of Melbourne and Massachusetts General Hospital have developed this theory over 15 years of research. For much of this time, the research community has been sceptical toward what was a major departure from the more favoured theories. Invitations to present the MPAC approach at premier conferences such as ICAD demonstrate the increasing support for Prana’s technology in the Alzheimer’s community.

Co-founding Scientist of Prana, Dr. Rudolph E. Tanzi, Professor of Neurology at Harvard Medical School said, “This conference is regarded as an important event, not only for scientists and medical practitioners in the industry, but also for the millions of patients worldwide who have Alzheimer’s, This invitation to speak to international peers about the scientific basis for Prana’s MPAC technology is an indication that our theories have achieved considerable acceptance.”

Also at ICAD, on Wednesday July 21, Dr. Bush is scheduled to give an invited lecture that will review the basic neuroscience describing the involvement of brain copper and zinc in Alzheimer pathology. New data is expected to be presented on the interaction of cholesterol with beta-amyloid and brain metals, which may play a key role in the sequence of events that leads to dementia. The possibility that beta-amyloid participates in the functional regulation of copper levels in health will be discussed.

(*MPACs, or Metal-Protein Attenuating Compounds are compounds that bind metals to prevent their interactions with proteins.)

International Conference on Alzheimer’s Disease (ICAD)

The ICAD is the world’s leading forum on dementia research, and provides the opportunity for more than 5,000 attending researchers to share knowledge and develop creative new approaches to increasing the understanding of Alzheimer’s.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer’s disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital at Harvard Medical School discovered Prana’s technology.

This press release contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company’s business strategy and future plans of operation. Forward-looking statements involve known and unknown risks and uncertainties; both general and specific to the matters discussed in this press release. These and other important factors, including those mentioned in various Securities and Exchange Commission filings made by the Company, may cause the Company’s actual results and performance to differ materially from the future results and performance expressed in or implied by such forward-looking statements. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward-looking statements made herein to reflect changes in the Company’s expectations or future events.

For further information, please visit our web site at www.pranabio.com.

Company	Media	Investor
Geoffrey Kempler	Ivette Almeida	Rachel Levine
Prana Biotechnology Ltd.	The Anne McBride Company	The Anne McBride Company
61-3-9349-4906	212-983-1702 ext. 209	212-983-1702 ext. 207
silver@annemcbride.com

Item 3

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Prana Biotechnology Limited

ACN/ARSN	080 699 065

1. Details of substantial holder(1)

Name	Baywick Pty Ltd
ACN/ARSN (if applicable)	007 226 708

There was a change in the interests
of the substantial holder on	01/06/04

The previous notice was given
to the company on	25/09/03

The previous notice was dated	30/09/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice
	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)

Ordinary Shares	17,055,000	23.30%	17,055,000	14,70%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Class and
	Person whose		Consideration	number of
Date of	relevant interest	Nature of	given in relation	securities	Person’s votes
change	changed	change (6)	to change (7)	affected	affected

Dilution	due to placement

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of	Registered	Person entitled	Nature of	Class and	Person’s votes
relevant	holder of	to be registered	relevant	number of
interest	securities	as holder (8)	interest (6)	securities

Refer Annexure A

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address

All	Level 1, 100 Dorcas Street, South Melbourne

Signature
print name	Geoffrey Kempler	capacity	Director

sign here		date	02/07/2004

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:

(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom’e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Prana Biotechnology Ltd
ACN 080 699 065

Annexure A

4. Present relevant interests

		Person
Holder of	Registered	entitled to be	Nature of	Class and
relevant	holder of	registered as	relevant	number of	Person’s
interest	Securities	holder (8)	interest (6)	securities	votes

Baywick	Baywick Pty Ltd	Baywick Pty Ltd	Shareholder	13,965,000	13,965,000

NRB Developments	NRB Developments	NRB Developments	50% Shareholder	2,970,000	2,970,000

Crystal Triange	Crystal Triangle	Crystal Triangle	Shareholder	90,000	90,000

G. Kempler	G. Kempler	G. Kempler	Shareholder	30,000	30,000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)
By /s/	Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date: July 29, 2004